

January 5, 2011

Thomas P. Benson
Chief Financial Officer,
Executive Vice President and Treasurer
CKX, Inc.
650 Madison Avenue
New York, NY 10022

      Re: **CKX, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed March 16, 2010
              File No. 001-34794

Dear Mr. Benson:

We have reviewed your responses to the comments in our letter dated December 15, 2010 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 10-K for the fiscal year ended December 31, 2009

Signatures, page 90

1. We note your response to our prior comment 3 and reissue our comment. Please amend your filing to have the 10-K signed by your principal accounting officer or controller. Additionally, please revise the second half of your signature page to include the signatures of your principal executive officer, principal financial officer and principal accounting officer so that they sign the Form 10-K not only on behalf the registrant but also in their individual capacities. Refer to General Instructions D(2)(a) of Form 10-K.

2. In this regard, to the extent you responded to any of the comments in our letter dated December 15, 2010 to state that you would provide requested disclosures in a future filing, please include such disclosures in your amended filing as appropriate.

Form 10-K/A filed April 30, 2010

General

3. While we note your response to our prior comment 5, it appears that the disclosure referred to in the definitive proxy statement filed on November 3, 2009 discusses a subset of companies from your peer group that were relied upon to determine the reasonableness of your compensation levels in 2008 as opposed to 2009. Please advise as to why it does not appear that you disclosed the companies that make up the subset of your full peer group and the parameters of the subset in your definitive proxy statement filed on November 3, 2009.

4. We note your response to our prior comment 6. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor